InterOil sells downstream businesses for US$525.6 million

- Enhances focus on higher-returning upstream and LNG business

- Handover and transition of all staff to begin immediately

SINGAPORE and PORT MORESBY, Papua New Guinea, June 30, 2014 /PRNewswire/ -- InterOil Corporation (NYSE: IOC, PoMSOX: IOC) has announced the sale of companies that hold its Papua New Guinea oil refinery and petroleum products distribution businesses to Singapore-based Puma Energy Group Pte for US$525.6 million, which includes adjustments for cash and working capital.

InterOil's downstream businesses include the Napa Napa refinery in Port Moresby that processes about 28,000 barrels a day, 52 service stations, and 30 fuel depots, terminals and aviation sites.

The sale ensures the transition to Puma Energy of all InterOil staff who are employed in the refinery and downstream businesses.

InterOil Chief Operating Officer Jon Ozturgut said the sale followed an unsolicited approach from Puma Energy and a strategic review by InterOil of options for the best allocation of capital.

Focus on upstream and LNG business

"For the past 10 years, the refinery and distribution businesses have contributed to InterOil's business model and Papua New Guinea's development," Mr. Ozturgut said.

"However, our upstream and LNG business has become core to the company's growth and, as a result of the success we have had in discovering and monetizing gas, the time is right to focus on this part of our business.

"The transaction immediately provides additional capital to fund our upstream and LNG business.

"We believe this is in the best interests of Papua New Guinea and our shareholders."

Mr. Ozturgut said Puma Energy ensured that Papua New Guinea would have a world-class downstream business operator.

"We believe Puma Energy is the right company to take over, invest in and grow the downstream and refining businesses for the long-term benefit of Papua New Guinea," he said.

As a condition of the sale, Puma Energy may use the InterOil downstream brand for up to 12 months.

Puma Energy and InterOil will begin the handover of operations and transition of staff immediately.

Puma Energy

Puma Energy, which distributes petroleum products in more than 40 countries, employs more than 6,700 people, and operates nearly 1,700 service stations, more than 60 terminals and a refinery.

It has regional hubs in Australia, South Africa, South America and Europe.

Its major shareholders include Trafigura Beheer BV, the global Dutch commodity trading company, and Sonangol Holdings LDA, the state-owned Angolan oil and gas company.

BNP Paribas and BSP Capital acted as financial advisors to InterOil. Gadens acted as legal advisor to InterOil. King & Wood Mallesons acted as legal advisor to Puma Energy.

About InterOil
InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors in its upstream business. It has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts
Singapore	United States
David Wu	Meg LaSalle
Vice President, Investor Relations	Investor Relations Coordinator
David.Wu@InterOil.com	Meg.LaSalle@InterOil.com
Phone: +65-6507-0222	Phone: +1-281-292-1800

Media contacts
Singapore	Australia
Rob Millhouse	John Hurst
Vice President, Corporate Affairs	Cannings Corporate Communications
Robert.Millhouse@InterOil.com	jhurst@cannings.net.au
Phone: +65-6507-0222	Phone: +61 418 708 663

Forward Looking Statements
This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur are forward-looking statements including, in particular, completion of the transaction with Puma Energy and the immediate transition of the business and staff, and growth prospects of InterOil's upstream operations. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include risks discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, Papua New Guinea has no established market for natural gas or gas condensate and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be extracted and sold commercially. Investors are urged to consider closely disclosure in the company's Form 40-F, available at www.interoil.com or from the SEC at www.sec.gov and InterOil's Annual Information Form, available on SEDAR at www.sedar.com.